JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
                        ATTORNEYS AND COUNSELLORS AT LAW




                                  May 11, 2006

VIA FACSIMILE/EDGAR FILING/EMAIL/U.S. MAIL
Mr. Derrick Swanson
Division of Corporation Finance
Securities and Exchange Commission
Branch 11
100 "F" Street N.E.
Washington, D.C. 20549

      Re:   Onscreen Technologies, Inc. - Preliminary Schedule 14A

Dear Mr. Swanson:

      This letter is written in response to your telephonic comments received on May 9, 2006 regarding the Preliminary Proxy Statement filed pursuant to Schedule 14A on May 5, 2006 by Onscreen Technologies, Inc. ("Onscreen" or the "Registrant"). Set forth below is my understanding of each comment and Onscreen's response thereto. In addition, I am also attaching marked pages of the Proxy Statement, which identifies changes and responses to the staff's comments.

      1. COMMENT. We note that the Proxy Statement states there is no current plan to issue the proposed future shares for capitalization. However, it appears that the company does have currently outstanding obligations and may be required to issue additional shares in the future. Please clarify and revise as appropriate.

      RESPONSE. The Registrant has clarified the language under the section entitled "Purpose of Increasing the Number of Authorized Common Shares" to more clearly identify the currently outstanding number of shares, shares underlying outstanding options, warrants and other commitments, and shares that would be available for future issuance. In addition, the Registrant has also inserted language indicating that although there was no current plan to issue additional authorized common shares for future capitalization, that it is desirable to have such shares available for potential future transactions. Please see the attached marked pages.

Mr. Derrick Swanson
May 12, 2006
Page 2

      2. COMMENT. It appears that there are currently outstanding obligations and securities that may require the issuance of additional shares of common stock. Please revise the Proxy Statement to identify such situations with greater specificity. In addition, please identify with specificity any related party transactions underlying such obligations.

      RESPONSE. The Proxy Statement has been revised in response to the staff's comment to indicate with specificity the various options, warrants, securities and agreements, which exist that may require the issuance of additional shares of common stock. In addition, the Registrant included detailed disclosure regarding the related party transactions with CH Capital, Inc. Please see the attached marked changes, which identify these specific circumstances. The Registrant has included clearly identified sub-sections, which identify each situation which may result in the issuance of additional common shares.

      3. COMMENT. The staff respectfully directs the Registrant's attention to the requirements of Item 11 of Schedule 14A. Please revise the disclosures in the Proxy Statement as appropriate and describe the consideration you have given to the provisions of Item 11 of Schedule 14A.

      RESPONSE. Sets forth below are each of the Registrant's responses to the subparagraphs of Item 11. Each lettered subparagraph corresponds to the subparagraph set forth in Item 11:

      (a) The title and amount of securities to be authorized are set forth in various places throughout the body of the Proxy Statement.

      (b) Inasmuch as this is an authorization of additional shares of common stock currently outstanding, the Registrant has included disclosures regarding the lack of preemptive rights. In addition, the actual body of the amendment to the Certificate of Incorporation is also included which describes with specificity voting, dividend and other rights.

      (c) Please see the Response to Comment 2 above. The Registrant has included several paragraphs identifying the circumstances giving rise to the need to authorize additional securities. Also, for the authorization of additional securities which do not underlie outstanding options, warrants or other contractual obligations, the Registrant has included detailed disclosures regarding the use of authorized and unissued shares and the effects thereon upon shareholders.

Mr. Derrick Swanson
May 12, 2006
Page 3

      (d) Please see the Response to subparagraph (c) above. The Registrant has explained the reasons for the proposed authorization and the general effect thereon upon the rights of existing security holders.

      (e) The Registrant has also considered the provisions of Item 11(e), which requests information required by Item 13(a) of Schedule 14A. The Registrant does not believe that it is required to provide any financial or other information under Item 13(a) based upon the instructions to Item 13, wherein it states such information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise then in an exchange, merger, consolidation, acquisition or similar transaction. None of the transactions described in the Proxy Statement required shareholder approval. Furthermore, the Registrant does not believe that the financial statements identified in Item 13(a)(1) are required after reviewing the provisions of Rule 3-05 of Regulation S-X. Pursuant to Rule 3-05(a)(2), the Registrant does not believe that any of the transactions described within the body of this Proxy Statement relate to the acquisition of a "business" in accordance with the guidelines set forth in Rule 11-01(d) of Regulation S-X.

      Specifically, it would appear that the only transaction which may possibly give rise to this inquiry is the acquisition of the WayCool technology from CH Capital, Inc. However, that was not an acquisition of a business. Rather, this is the acquisition of patent and technology rights. The related patent and technology rights have not been incorporated into any products or operating business, nor have such patents and technology rights been a division or lesser component of any operating entity, which would constitute a business. To date, there has been no revenue producing activity relating to the WayCool technology and related patent rights. There are no physical facilities, employee base, market distribution system, sales force, customer base, operating rights or production techniques. The Registrant does acknowledge that it has acquired the tradename related to WayCool, but does not believe that the acquisition of the tradename is sufficient to meet the definition of a business pursuant to Rule 11-01(d) of Regulation S-X.

      4. COMMENT. Please revise your disclosures under the caption "Interest of Certain Persons in Matters to be Acted Upon".

      RESPONSE. The Registrant added a provision, which directs the reader's attention to the discussion included under the caption "WayCool Thermal Management Technology".

Mr. Derrick Swanson
May 12, 2006
Page 4

      After you have reviewed these responses and related attachments, please call me at your earliest convenience so that the Registrant may file a definitive Proxy Statement pursuant to Schedule 14A as expeditiously as possible. As always, we appreciate the staff's comments and suggestions to this filing.

                                                          Very truly yours,



                                                          Michael T. Cronin
MTC/ej/374751
Enclosures

                                    PROPOSAL

                     AMENDMENT OF ARTICLES OF INCORPORATION

Being submitted to the stockholders for approval at the Special Shareholders meeting is a proposal to amend the Articles of Incorporation of OnScreen Technologies, Inc. to increase the authorized number of common shares from 150,000,000 to 200,000,000. These common shares will be $0.001 par value per share with full one vote per share voting privileges. This proposal was approved by the Board of Directors subject to stockholder approval. If the proposed amendment to the Articles of Incorporation is approved by a simple majority of the shareholder votes cast, then the number of common shares that the Company is authorized to issue will be increased from 150,000,000 to 200,000,000.

The Board of Directors recommends approval of this proposal because the additional common shares are intended to be used to raise additional capital that is necessary to finance the final stages of product development.

General
Our Articles of Incorporation currently provides for 150,000,000 shares of authorized $0.001 par value Common Stock. Our shareholders are not entitled to a preemptive right to purchase, subscribe for, or otherwise acquire any unissued shares of stock of the corporation, or any options or warrants to purchase, subscribe for or otherwise acquire any such unissued shares, or any shares, bonds, notes, debentures, or securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such unissued shares. In May 2006 our Board of Directors adopted a resolution to amend the Certificate of Incorporation to increase the authorized number of shares of Common Stock to 200,000,000, subject to stockholder approval of the proposed amendment. No changes will be made to the number of authorized shares of our preferred stock. If approved by the stockholders of the Company, the amendment will become effective upon the filing of a Certificate of Amendment of Certificate of Incorporation with the Secretary of State of Colorado which is expected to occur shortly after shareholder approval. The consent of the holders of a majority of the outstanding shares of Capital Stock is required for approval of the proposed amendment.

Paragraph A of Article II of the Company's Articles of Incorporation currently reads as follows (before giving effect to the amendment):

"The aggregate number of shares which the corporation shall have the authority to issue is one hundred sixty million (160,000,000) shares of which a portion shall be common stock and a portion shall be preferred stock, all as described below.

            A. Common Stock. The aggregate number of common shares which the corporation shall have the authority to issue is one hundred fifty million (150,000,000), each with $0.001 par value which shares shall be designated as "Common Stock". Subject to all of the rights of the Preferred stock as expressly provided herein, by law or by the Board of Directors pursuant to this Article, the Common Stock of the corporation shall possess all such rights and privileges as are afforded to capital stock by applicable law in the absence of any express grant of rights or privileges in these Articles of Incorporation, including, but not limited to, the following rights and privileges:

            (i) dividends may be declared and paid or set apart for payment on the Common Stock out of any assets or funds of the corporation legally available for the payment of dividends;

            (ii) the holders of Common Stock shall have unlimited voting rights, including the right to vote for the election of directors and on all other matters requiring stockholder action. Each holder of Common Stock shall have one vote for each share of Common Stock standing in his name on the books of the corporation and entitled to vote, except that in the election of directors each holder of Common Stock shall have as many votes for each share of common Stock held by him as there are directors to be elected and for whose election the holder of Common Stock has a right to vote. Cumulative voting shall not be permitted in the election of directors or otherwise.

            (iii) on the voluntary or involuntary liquidation, dissolution or winding up of the corporation, and after paying or adequately providing for the payment of all of its obligations and amounts payable in liquidation, dissolution or winding up, and subject to the rights of the holders of Preferred Stock, if any, the net assets of the corporation shall be distributed pro rata to the holders of the Common Stock."

Pursuant to the amendment, Paragraph A of Article II of the Company's Articles of Incorporation would be deleted and replaced by the following:

"The aggregate number of shares which the corporation shall have the authority to issue is two hundred ten million (210,000,000) shares of which a portion shall be common stock and a portion shall be preferred stock, all as described below.

            A. Common Stock. The aggregate number of common shares which the corporation shall have the authority to issue is two hundred million (200,000,000), each with $0.001 par value which shares shall be designated as "Common Stock". Subject to all of the rights of the Preferred stock as expressly provided herein, by law or by the Board of Directors pursuant to this Article, the Common Stock of the corporation shall possess all such rights and privileges as are afforded to capital stock by applicable law in the absence of any express grant of rights or privileges in these Articles of Incorporation, including, but not limited to, the following rights and privileges:

            (i) dividends may be declared and paid or set apart for payment on the Common Stock out of any assets or funds of the corporation legally available for the payment of dividends;

            (ii) the holders of Common Stock shall have unlimited voting rights, including the right to vote for the election of directors and on all other matters requiring stockholder action. Each holder of Common Stock shall have one vote for each share of Common Stock standing in his name on the books of the corporation and entitled to vote, except that in the election of directors each holder of Common Stock shall have as many votes for each share of common Stock held by him as there are directors to be elected and for whose election the holder of Common Stock has a right to vote. Cumulative voting shall not be permitted in the election of directors or otherwise.

            (iii) on the voluntary or involuntary liquidation, dissolution or winding up of the corporation, and after paying or adequately providing for the payment of all of its obligations and amounts payable in liquidation, dissolution or winding up, and subject to the rights of the holders of Preferred Stock, if any, the net assets of the corporation shall be distributed pro rata to the holders of the Common Stock."

Purpose of Increasing the Number of Authorized Common Shares
As of April 30, 2006, we had approximately 111,823,219 outstanding common shares. We are contractually obligated to issue up to approximately 51,777,467 additional shares of common stock underlying currently outstanding options, warrants and other contractual obligations as more fully described below. In order to fulfill our contractual obligation to such holders, we must increase the number of shares of common stock we are authorized to issue. Accordingly, we are seeking shareholder approval to increase the number of authorized common shares from 150,000,000 to 200,000,000. The proposed amendment increasing the authorized number of common shares would make available approximately 36,399,314 common shares for future issuance after taking into account currently outstanding common shares and common shares reserved for outstanding options, warrants and other contractual obligations as more fully described below.

Although there is no current plan to issue the additional authorized common shares for future capitalization, the Company's Board of Directors believes that it is desirable to have additional authorized shares of Common Stock available for possible future financings, possible future acquisition transactions and other general corporate purposes. The Company's Board of Directors believes that having such additional authorized shares of Common Stock available for issuance in the future should give the Company greater flexibility and may allow such shares to be issued without the expense and delay of a special shareholders' meeting.

The proposed increase in the number of shares available for issuance under the Certificate of Incorporation is also intended to provide the Board of Directors with authority, without further action of the stockholders, to issue the additional shares of Common Stock, from time to time in such amounts as the Board of Directors deems necessary. Without limitation of the foregoing, the additional shares may be issued in connection with capital raising transactions through the sale of Common Stock and/or securities convertible into or exercisable for Common Stock in the private and/or public equity markets to support a higher level of growth, respond to competitive pressures, develop new products and services and support new strategic partnership expenditures and strategic partnering or acquisition transactions involving the issuance of our securities.

In the absence of a proportionate increase in our earnings and book value, an increase in the aggregate number of outstanding shares of Common Stock caused by the issuance of the additional shares would dilute the earnings per share (including projected future earnings per share) and book value per share of all outstanding shares of our Common Stock. If such factors were reflected in the price per share of the Common Stock, the potential realizable value of a stockholder's investment could be adversely affected. An issuance of additional shares of Common Stock could, therefore, have an adverse effect on the potential realizable value of a stockholder's investment. The holders of outstanding shares of Common Stock have no preemptive rights to purchase additional shares.

The proposed increase in the authorized number of shares of Common Stock could have other effects on our stockholders. The increase could deter takeovers, in that additional shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make a change in control or takeover of us more difficult. For example, additional shares could be issued by us so as to dilute the stock ownership or voting rights of persons seeking to obtain control. Similarly, the issuance of additional shares to certain persons allied with our management could have the effect of making it more difficult to remove our current management by diluting the stock ownership or voting rights of persons seeking to cause such removal.

Set forth below is a summary of the current outstanding securities, transactions and agreements, which relate to the 51,777,467 shares of common stock we are required to reserve for potential future issuances:

Convertible Preferred Shares
As of April 30, 2006, the Company had 1,986,713 shares of Series A Convertible Preferred stock outstanding and 500 shares of Series B Convertible Preferred Stock outstanding. The Series A preferred shares convert into common shares at a ratio of 4 Common Shares for each share of Series A Preferred Stock or, 7,946,852 common shares. The Series B preferred shares convert to common shares at a ratio of 1,000 common shares for each share of Series B preferred, or 500,000 common shares.

Convertible Promissory Notes.
During 2005 and the first quarter of 2006, we privately placed approximately $10,300,000 of 12% convertible promissory notes. The holders of these notes were granted piggyback registration rights for our common shares underlying the conversion feature of the notes. These notes were convertible at $.25 per share. Noteholders who purchased $500,000 or more of these notes received 100,000 additional common shares. All of the notes were converted into 42,000,000 shares of our common stock during the second quarter of 2006. In addition, we issued to such noteholders warrants to acquire 10,300,000 shares of our common stock at an exercise price of $.01 per share. These warrants have a three (3) year term. All of the shares of the common stock issued upon the conversion of the notes and the shares of common stock underlying the common stock purchase warrants are granted piggyback registration rights.

WayCool Thermal Management Technology
On January 10, 2005 and February 16, 2005, the inventor/owner of the OnScreen(TM) LED technology patent conveyed ownership of the OnScreen(TM), WayCool and WayFast patent to CH Capital, Inc., a related party. CH Capital, Inc. is a private company controlled by Mr. Bradley J. Hallock, currently a shareholder and a director and Mr. William Clough who currently is a shareholder, corporate secretary, corporate counsel and director. WayCool is a chip technology which provides for electronic assembly/system with reduced cost, mass and volume and increased efficiency and power density.

On February 16, 2005, in consideration for the payment of two hundred thousand dollars ($200,000), CH Capital, Inc. conveyed to us the OnScreen(TM) patent rights. This conveyance now vests in us the ownership of the OnScreen(TM) LED technology patent subject to the revenue rights of Fusion Three as described below.

By Letter of Intent dated June 10, 2005, CH Capital agreed to convey to us the patent rights relating to the WayCool technology. Effective March 24, 2006, we purchased from CH Capital, Inc. all right, title and interest in and to the WayCool invention, patent application and Patent Letters to issue therefrom in consideration for a one time payment of eight hundred thousand dollars ($800,000) and agreed to issue CH Capital, Inc. a three year warrant to acquire up to seven million forty thousand four hundred eighty five (7,040,485) shares of our common stock at an exercise price of $0.20 per share. The $800,000 amount represents reimbursement for the time and money CH Capital spent acquiring and developing the WayCool technology. Accordingly, we now own all right, title and interest in the WayCool patent and related technology rights.

Management believes that the potential commercialization opportunity for WayCool is significant. We believe that the terms with CH Capital, Inc. are fair and reasonable for a variety of reasons, including, CH Capital, Inc. provided the upfront funding in connection with the WayCool technology development at a time when we did not have sufficient funds or human or technical resources to evaluate and pursue the commercial viability of the WayCool technology. At the time CH Capital, Inc. acquired rights to WayCool, it was an unproven and invalidated technology. We also believe that the equity component consideration relating to warrants issued to CH Capital, Inc. is fair and reasonable inasmuch as the terms of said warrants will be tied to the terms negotiated on an arms-length basis with outside investors in connection with our fund raising efforts.

Fusion Three, LLC Settlement
In August 2002, the Company entered into an agreement with Fusion Three, LLC whereby Fusion Three, LLC paid an annual $50,000 Company license fee in consideration for the Company's conveying to Fusion Three, LLC 5% of the Company's interest in the OnScreen License Agreement. In December 2002 the Company and Fusion Three, LLC entered into an addendum to the August 2002 agreement whereby Fusion Three, LLC paid a $100,000 second year revenue guarantee in consideration for an additional 10% of the Company's interest in the OnScreen License Agreement. On January 14, 2004, the inventor agreed to accept $175,000 in lieu of the $250,000 third year annual revenue guarantee payment.

On February 3, 2004, we reached a Master Settlement and Release Agreement whereby, in consideration for the exchange of mutual releases and Fusion Three, LLC relinquishing any claim to any of the OnScreen(TM) technology, we paid to Fusion Three, LLC $150,000 plus agreed to pay annually declining percentages of revenue derived from the commercialization of the direct view LED video display technology: 5% in 2005 declining to 2% in year 2008 and thereafter. In the event of a change of control of the Company, the percentage of revenue stated above would terminate and a single payment transaction fee would be paid to Fusion Three, LLC ranging from 10% of the OnScreen appraised value up to $100,000,000, 7.5% for the appraised value between $100,000,001 and $200,000,000, 5% of the appraised value between $200,000,001 and $300,000,000, and 4% of the appraised value between $300,000,001 and $400,000,000 and 3% for the appraised value between $400,000,001 and $500,000,000 and 2% for any appraised amounts between $500,000,001 and $600,000,000.

During April 2006 the Company negotiated the terms of a full and final settlement with Fusion Three, LLC whereby Fusion Three, LLC relinquishes all rights and claims to any revenues and fees in consideration for us issuing to Fusion Three, LLC a three year warrant authorizing Fusion Three, LLC to purchase up to five million six hundred thousand (5,600,000) shares of our common stock at a per share price of $0.20. We also agreed to issue Fusion Three, LLC a warrant to purchase up to one million two hundred thousand (1,200,000) shares of our common stock at a per share price of $0.35 for 300,000 shares; $0.50 for 300,000 shares; $0.75 for 300,000 shares and $1.00 for 300,000 shares before November 15, 2007. Regarding all of the common shares underlying the warrants, we are obligated to file a Form SB-2 registration statement with the SEC within no more than one hundred twenty (120) days from the date of the agreement. We anticipate executing this agreement in the near future

Employees, Consultants and Advisors
In an effort to attract high caliber qualified employees management committed the Company to issue 17,190,130 underlying common shares relating to warrants and options to employees, consultants and members of the scientific advisory board. These warrants and options have exercise prices ranging from $.01 to $.70 with terms of one (1) to five(5) years. Additionally, the Company dedicated 2,000,000 common shares to the Employee Incentive Plan, which have been registered under cover of Form S-8.

Other than as described above, there are currently no plans, arrangements, commitments or understandings for the issuance of the additional shares of Common Stock.

Effective Time of Amendments
If approved by holders of a majority of voting shares of our stock, this amendment will become effective on the date we file an amendment to our Articles of Incorporation with the Colorado Secretary of State.

Interest of Certain Persons in Matters to be Acted Upon
Other than as described above under caption "Purpose of Increasing the Authorized Number of Common Shares - WayCool Thermal Management Technology", no director, executive officer, nominee for election as a director, associate of any director, executive officer or nominee or any other person has any substantial interest, direct or indirect, by security holdings or otherwise, in the proposed amendments to our Articles of Incorporation which is not shared by all other stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A CONSENT "FOR" THIS PROPOSAL TO AMEND THE COMPANY'S CERTIFICATE OF INCORPORATION.

Other Business
Management does not presently know of any matters that may be presented for action at the Special Meeting other than those set forth herein. However, if any other matters properly come before the Special Meeting, it is the intention of the persons named in the proxies solicited by management to exercise their discretionary authority to vote the shares represented by all effective proxies on such matters in accordance with their best judgment.

If you do not expect to be personally present at the Special Meeting, please fill in, date and sign the enclosed proxy card and return it promptly in the enclosed return envelope which requires no additional postage if mailed in the United States.

WE WILL PROVIDE, UPON WRITTEN REQUEST, WITHOUT CHARGE TO EACH STOCKHOLDER OF RECORD AS OF THE RECORD DATE, A COPY OF OUR ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 AS FILED WITH THE SEC. ANY EXHIBITS LISTED IN THE REPORTS ALSO WILL BE FURNISHED UPON REQUEST AT THE ACTUAL EXPENSE INCURRED BY US IN FURNISHING SUCH EXHIBITS. ANY SUCH REQUESTS SHOULD BE DIRECTED TO OUR SECRETARY AT OUR EXECUTIVE OFFICES SET FORTH IN THIS PROXY STATEMENT.